Morrison Warren	Chapman and Cutler LLP
Partner	320 South Canal Street, 27th Floor
Chicago, Illinois 60606
T 312.845.3000 D 312.845.3484 F 312.451.2366 warren@chapman.com

January 9, 2024

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Wise Origin Bitcoin Fund
File No. 333-254652

Dear Mss. Bednarowski and Berkheimer:

This letter responds to your comments regarding Amendment No. 4 to the registration statement filed on Form S-1 for the Fidelity Wise Origin Bitcoin Fund (formerly Wise Origin Bitcoin Trust) (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on January 8, 2024 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 – GENERAL

In order to meet your anticipated timing, please respond to these comments and amend your Registration Statement no later than 10:00 a.m. (EST) on January 9, 2024.

RESPONSE TO COMMENT 1

The Sponsor confirms the process described by the Staff.

COMMENT 2 – GENERAL

We note your revised disclosure in response to comment 1 in the correspondence filed for the Registration Statement on January 8, 2024. Please revise to clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency.

United States Securities and Exchange Commission

Division of Corporation Finance

January 9, 2024

RESPONSE TO COMMENT 2

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 3 – RISK FACTORS

Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

RESPONSE TO COMMENT 3

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 4 – RISKS ASSOCIATED WITH BITCOIN AND THE BITCOIN NETWORK SPOT MARKETS ON WHICH BITCOIN TRADES ARE RELATIVELY NEW…

We note your disclosure on page 16 that “[t]o aid in its efforts to identify and combat manipulation, the Exchange has entered into a Surveillance Sharing Agreement with Coinbase to supplement the Exchange’s surveillance capabilities.” Please revise to remove this statement to the extent it is inaccurate.

RESPONSE TO COMMENT 4

The Registration Statement has been revised to remove the above referenced statement in accordance with the Staff’s comment.

COMMENT 5 – USE OF PROCEEDS

Refer to your revised disclosure in response to comment 4 in the correspondence filed for the Registration Statement on January 8, 2024. Please disclose any material terms of your agreements with JSCT, LLC and Cumberland DRW LLC. Please also disclose whether either of these entities is affiliated with or has a material relationship with any of your Authorized Participants or other service providers.

United States Securities and Exchange Commission

Division of Corporation Finance

January 9, 2024

RESPONSE TO COMMENT 5

The Registration Statement has been updated in accordance with the Staff’s comment. The Sponsor notes that it is providing this requested information at the direction of Staff under the assumption that the Staff is equally applying this requirement to all bitcoin ETP issuers with respect to their bitcoin trading counterparties.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren